OMB APPROVAL
OMB Number: 3235-0116 Expires: July 31, 2008 Estimated average burden hours per response. 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of        November  4                               , 2005.

Commission File Number     001-32654

ANORMED INC.
(Translation of registrant’s name into English)

#200 - 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)

Date November 4	, 2005	By	/S/ W.J. ADAMS
(Signature) *
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in
SEC 1815 (09-05)	this form are not required to respond unless the form displays a currently valid OMB control number.

DAMS

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED FILES WITH U.S. SEC AND AMEX

For Immediate Release:

        November 1, 2005

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today that it has received approval to list its common shares on the American Stock Exchange (AMEX) under the symbol AOM. In connection with its application to AMEX, the Company filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (SEC) to register its common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934.  The Company's registration statement has not yet become effective and the AMEX approval is conditional on the registration statement being declared effective.

AnorMED's common shares trade on The Toronto Stock Exchange under the symbol AOM. There are currently approximately 31.8 million shares outstanding (35.3 million shares fully diluted).

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risks factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated June 23, 2005.

For further information:

Kim Nelson, Ph.D.

W.J. (Bill) Adams, C.A.,

Manager, Investor Relations

            Chief Financial Officer

Tel: 604-532-4654

Tel:  604-530-1057

Cell: 604-614-2886

Email: info@anormed.com

Email:  knelson@anormed.com

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED TO COMMENCE TRADING ON AMEX

For Immediate Release:

      November 3, 2005

Vancouver, British Columbia - AnorMED Inc. (the "Company" or "AnorMED") (TSX: "AOM") is pleased to announce that the United States Securities & Exchange Commission has declared the Company's registration statement on Form 40-F effective on November 3, 2005. In addition, AnorMED has received approval for the listing of its common shares on the American Stock Exchange (the "AMEX"). AnorMED's shares will begin trading on the AMEX on November 4, 2005 under the stock symbol AOM.

"We believe that the listing of AnorMED's common shares on the AMEX is a positive step towards increasing our presence internationally by allowing investors to trade our shares on a major U.S. exchange," commented Dr. Michael Abrams, CEO and President of AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risks factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated June 23, 2005.

For further information:

Kim Nelson, Ph.D.

W.J. (Bill) Adams, C.A.,

Manager, Investor Relations

            Chief Financial Officer

Tel: 604-532-4654

Tel:  604-530-1057

Cell: 604-614-2886

Email: info@anormed.com

Email:  knelson@anormed.com

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. ("AnorMED", the "Company" or "we")
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

November 1, 2005

Item 3.

News Release

The news release in respect of the conditional approval for listing on the American Stock Exchange ("AMEX") was issued at Langley, B.C. on November 1, 2005 and disseminated via Canada NewsWire.

The news release in respect of the effective date of AnorMED's registration statement was issued at Langley, B.C. on November 3, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

The Company's common shares will commence trading on AMEX on November 4, 2005 under the stock symbol "AOM".

Item 5.

Full Description of Material Change

Nov. 1 News Release

The Company announced on November 1, 2005 that it has received approval to list its common shares on the AMEX under the symbol AOM.  In connection with its application to AMEX, the Company filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission ("SEC") to register its common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934.  As of November 1, 2005, the Company's registration statement had not yet become effective and the AMEX approval was conditional on the registration statement being declared effective.

AnorMED's common shares trade on The Toronto Stock Exchange under the symbol AOM.  There are currently approximately 31.8 million shares outstanding (35.3 million shares fully diluted).

Nov. 3 News Release

The Company announced on November 3, 2005 that the SEC has declared the Company's registration statement on Form 40-F effective on November 3, 2005.  In addition, AnorMED has received approval for the listing of its common shares on the AMEX.  AnorMED's shares will begin trading on the AMEX on November 4, 2005 under the stock symbol AOM.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements as conditions change.  Investors are referred to the discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated June 23, 2005.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams

Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

November 4, 2005.

/ s / W.J. Adams
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory